UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

EngageSmart, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29283F103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Summit Partners L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 26,926,752
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 26,926,752

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,926,752
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 16.65%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 161,691,540 shares of the Issuer’s Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Summit Partners Growth Equity Fund VIII-A, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,327,768
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,327,768

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,327,768
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 11.95%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 161,691,540 shares of the Issuer’s Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Summit Partners Growth Equity Fund VIII-B, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,060,848
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,060,848

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,060,848
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 4.36%(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)	Calculated based on 161,691,540 shares of the Issuer’s Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Summit Partners Entrepreneur Advisors Fund I, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 128,222
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 128,222

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,222
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on 161,691,540 shares of the Issuer’s Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Summit Investors I, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 370,024
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 370,024

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 370,024
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(1)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on 161,691,540 shares of the Issuer’s Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Summit Investors I (UK), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 39,890
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 39,890

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,890
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(1)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on 161,691,540 shares of the Issuer’s Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Martin J. Mannion
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 26,926,752
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 26,926,752

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,926,752
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 16.65%(1)
12.	Type of Reporting Person (See Instructions) IN

Remarks:

(1)	Calculated based on 161,691,540 shares of the Issuer’s Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Peter Y. Chung
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 26,926,752
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 26,926,752

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,926,752
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 16.65%(1)
12.	Type of Reporting Person (See Instructions) IN

Remarks:

(1)	Calculated based on 161,691,540 shares of the Issuer’s Common Stock outstanding as of October 31, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

Item 1(a).	Name of Issuer

EngageSmart, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

30 Braintree Hill Office Park, Suite 101

Braintree, Massachusetts 02184

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Summit Partners L.P.

(ii)	Summit Partners Growth Equity Fund VIII-A, L.P.

(iii)	Summit Partners Growth Equity Fund VIII-B, L.P.

(iv)	Summit Partners Entrepreneur Advisors Fund I, L.P.

(v)	Summit Investors I, LLC

(vi)	Summit Investors I (UK), L.P.

(vii)	Martin J. Mannion

(viii)	Peter Y. Chung

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

222 Berkeley Street, 18th Floor

Boston, MA 02116

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

29283F103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: See #9 in each Reporting Person’s table.

(b)	Percent of Class: See #11 in each Reporting Person’s table.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Summit Partners, L.P. is the managing member of Summit Partners GE VIII, LLC, which is the general partner of Summit Partners GE VIII, L.P., which is the general partner of each of Summit Partners Growth Equity Fund VIII-A, L.P. and Summit Partners Growth Equity Fund VIII-B, L.P. Summit Master Company, LLC is the (A) sole managing member of Summit Partners Entrepreneur Advisors GP, LLC, which is the general partner of Summit Partners Entrepreneur Advisors Fund I, L.P., and (B) the managing member of Summit Investors Management, LLC, which is the manager of Summit Investors I, LLC and the general partner of Summit Investors I (UK), L.P. Summit Master Company, LLC, as the sole managing member of Summit Partners Entrepreneur Advisors GP, LLC and the managing member of Summit Investors Management, LLC, has delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. Investment decisions for Summit Partners, L.P. are made by its two-person Investment Committee, which is currently composed of Martin J. Mannion and Peter Y. Chung, each of whom therefore has voting and dispositive authority over, and may be deemed to have beneficial ownership of, the reported securities. This Statement shall not be construed as an admission that Martin J. Mannion, Peter Y. Chung, or any of the Reporting Persons is the beneficial owner of any of the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

Summit Partners, L.P.

By:	Summit Master Company, LLC
Its:	General Partner

By:	*
Authorized Signatory

Summit Partners Growth Equity Fund VIII-A, L.P.

By:	Summit Partners GE VIII, L.P.
Its:	General Partner

By:	*
Authorized Signatory

Summit Partners Growth Equity Fund VIII-B, L.P.

By:	Summit Partners GE VIII, L.P.
Its:	General Partner

By:	*
Authorized Signatory

Summit Partners Entrepreneur Advisors Fund I, L.P.

By:	Summit Partners Entrepreneur Advisors GP, LLC
Its:	General Partner

By:	*
Authorized Signatory

Summit Investors I, LLC

By:	Summit Investors Management, LLC
Its	Manager

By:	*
Authorized Signatory

Summit Master Company, LLC

By:	*
Authorized Signatory

By:	*
Name: Peter Y. Chung

By:	*
Name: Martin J. Mannion

*By:	/s/ Adam H. Hennessey
Adam H. Hennessey
Power of Attorney**

**	Pursuant to Powers of Attorney attached hereto as Exhibit B.

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 4, 2022

Exhibit B	Powers of Attorney.